Exhibit 99.3

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CHANGE OF COMPANY SECRETARY AND AUTHORISED REPRESENTATIVE

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that, due to his age, Mr. Chai Shouping (“Mr. Chai”) has tendered his resignation as the company secretary of the Company (the “Company Secretary”) with immediate effect. He has also ceased to act as an authorised representative of the Company (the “Authorised Representative”) under Rule 3.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

Mr. Chai has confirmed that he has no disagreement with the Board during his term of office and there is no matter relating to his resignation that needs to be brought to the attention of the shareholders of the Company.

Mr. Chai has been diligent, dedicated and meticulous at work since appointment and made significant contributions to the Company’s business development, value improvement, green and low-carbon transformation, and shareholder returns. The Board would like to express its sincere gratitude to Mr. Chai for his contributions.

The Company also announces that Mr. Wang Hua (“Mr. Wang”), the Chief Financial Officer of the Company and Secretary to the Board, was appointed as the Company Secretary and the Authorised Representative with immediate effect. Mr. Wang is qualified to act as a company secretary under Rule 3.28 of the Listing Rules.

The biographical details of Mr. Wang are set out below:

Mr. Wang Hua, aged 48, is currently the Chief Financial Officer of the Company and the Secretary to the Board. Mr. Wang is a senior accountant and holds a master’s degree. He has rich financial, operating, and managerial experience in the oil and gas industry of the PRC. From October 2016, he worked as the chief financial officer of CNPC Capital Corporation. From August 2020, he worked as the deputy general manager of the Financial Department of the Company and the deputy general manager of the Financial Department of China National Petroleum Corporation. From April 2021, he worked as the general manager of the Financial Department of the Company. From June 2022, he worked as the Chief Financial Officer of the Company and the Secretary to the Board.

By order of the Board
PetroChina Company Limited
Company Secretary
WANG Hua

Beijing, the PRC

12 August 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.